EXHIBIT 99.6
------------



AT THE TRUST:         AT THE FINANCIAL RELATIONS BOARD:
Karen Dickelman       Tony Ebersole          Georganne Palffy
Director -            General Info.          Analyst Inquiries
Investor Relations    312/640-6728           312/640-6768
312/683-3671


FOR IMMEDIATE RELEASE
WEDNESDAY, AUGUST 11, 1999


    BANYAN STRATEGIC REALTY TRUST REPORTS $0.205 FFO PER SHARE FOR
                            SECOND QUARTER


BANYAN STRATEGIC REALTY TRUST SECOND QUARTER HIGHLIGHTS*

 .    Second Quarter FFO of $2.8 Million, or $0.205 Per share, up 13% from one year ago.
 .    Revenues of $10.5 Million
 .    EBITDA of $6.0 Million
 .    Average occupancy of portfolio of 88 percent at June 30, 1999
 .    Quarterly cash distribution of $0.12 per share declared.
 .    Total market capitalization of $230 million at June 30, 1999

* Per share data presented on diluted basis.


CHICAGO, AUGUST 11, 1999 -- BANYAN STRATEGIC REALTY TRUST (NASDAQ: BSRTS) a real estate investment trust, today announced second quarter 1999 funds from operations (FFO) of $2.8 million, or $0.205 per share, a 13 percent increase in per share ffo from last year's second quarter. The company's average occupancy rate at the Trust's 32 properties was 88 percent at June 30, 1999.

CONSOLIDATED FINANCIAL RESULTS
------------------------------

Banyan reported second quarter 1999 net income of $1.2 million, or $0.09 per share, on revenues of $10.5 million, and FFO of $2.8 million, or $0.205 per share. This compared to second quarter 1998 net income of $1.3 million, or $0.09 per share, on revenues of $9.7 million, and FFO of $2.6 million, or $0.18 per share.

For the first six months of 1999, the company reported net income of $2.5 million, or $0.18 per share, on revenues of $20.9 million and FFO of $5.6 million, or $0.41 per share. In the first six months of last year the company reported net income of $2.6 million, or $0.19 per share, on revenues of $18.2 million and FFO of $4.9 million, or $0.35 per share. EBITDA (earnings before interest, tax, depreciation and amortization) in the first six months period was $11.9 million, an increase of 22 percent from the $9.7 million during the same period last year.

"In addition to our continuing growth in FFO and EBITDA from the previous year, we are pleased with our ability to hold the line on costs as we increase revenues," said Leonard G. Levine, President of Banyan. "Our general and administrative costs as a percent of total revenue declined from 11.9 percent to 10.5 percent in the first six months from the previous year. At mid-year we remain on target for full year FFO growth of approximately 10 percent over last year, based on the strength of our existing portfolio. Meanwhile, the office and flex/industrial markets we serve remain strong, which bode well for favorable leasing activity and rent increases going forward."

BANYAN STRATEGIC REALTY TRUST
ADD 1



PORTFOLIO PERFORMANCE - SECOND QUARTER REVENUE UP 8 PERCENT
-----------------------------------------------------------

Total revenue increased 8 percent to $10.5 million for the second quarter, compared with $9.7 million during the same period the previous year. The increase was due to the addition of two properties acquired since the end of the second quarter last year and through higher rents achieved at some of the Trust's properties as a result of lease rollovers. The Company's portfolio of 32 properties was 88 percent occupied at June 30, 1999.


BALANCE SHEET, MARKET VALUE AND LIQUIDITY
-----------------------------------------

At June 30, 1999, total debt and equity market capitalization was $230 million. EBITDA coverage ratio for the six-month period ended June 30, 1999 was 2.05 to 1. The Trust had $150.8 million of total debt outstanding as of June 30, 1999.


QUARTERLY CASH DISTRIBUTION AND FUNDS AVAILABLE FOR DISTRIBUTION (FAD)
----------------------------------------------------------------------

On July 7, Banyan declared a quarterly cash distribution of $0.12 per share for the second quarter ended June 30, 1999. The distribution is payable August 20, 1999 to shareholders of record as of July 20, 1999.

Funds Available for Distribution (FAD) totaled $2.3 million for the three months ended June 30, 1999, or $0.17 per share.


OUTLOOK
-------

Mr. Levine added, "Based on our existing portfolio, we remain on track for total 1999 FFO of between $0.82 and $0.83 per share, an increase of approximately 10 percent over last year. We remain focused on internal growth through favorable leasing transactions and rental increases. The markets in which we operate continue to exhibit strong real estate fundamentals. Additionally, we are actively exploring the potential disposition of a portion of both our core and non-core assets. Management believes that a disposition of non-core assets would strengthen our focus on our primary portfolio sector, the flex/industrial properties. We will pursue the disposition of certain core properties where we believe that values may have maximized and the re-deployment of capital in attractive acquisition opportunities would generate higher current and future returns."

Banyan Strategic Realty Trust is an equity Real Estate Investment Trust
(REIT) that owns and acquires primarily office and flex/industrial properties. The properties are located in certain major metropolitan areas of Atlanta, Georgia and Chicago, Illinois and smaller markets such as Huntsville, Alabama; Louisville, Kentucky; Memphis, Tennessee; and Orlando, Florida located in the Midwestern and Southeastern United States. The Trust's current portfolio consists of 32 properties totaling 3.7 million rentable square feet and 864 apartment units. As of this date, the Trust has 13,471,497 shares of beneficial interest outstanding.

BANYAN STRATEGIC REALTY TRUST
ADD 2



Except for the historical information contained herein, certain matters discussed in this release are forward-looking statements, the achievement of which involve risks and uncertainties that are detailed from time to time in our reports filed with the Securities and Exchange Commission, including the report on Form 10-K for the year ended December 31, 1998. The "Management's Discussion and Analysis of Financial Condition and Results of Operations" section will be included in our Form 10-Q for the quarter ended June 30, 1999 filed with the Securities and Exchange Commission on August 12, 1999. Without limitation, the foregoing words such as "anticipates", "expects", "intends", "plans", and similar expressions are intended to identify forward-looking statements.




          SEE BANYAN'S WEBSITE AT HTTP://WWW.BANYANREIT.COM.


   FOR FURTHER INFORMATION REGARDING BANYAN FREE OF CHARGE VIA FAX,
                DIAL 1-800-PRO-INFO AND ENTER "BSRTS."




                      FINANCIAL TABLES TO FOLLOW

BANYAN STRATEGIC REALTY TRUST
ADD 3



                        SELECTED FINANCIAL DATA
             (Dollars in Thousands, except per share data)


                                                             Year
                                Three Months Ended           Ended
                               6/30/99        6/30/98      12/31/98
                              --------       --------      --------

Total revenue                  $10,483        $ 9,657       $39,416
Operating expenses              (9,115)        (8,057)      (33,325)
Operating income                 1,368          1,600         6,091

Minority interest in
  consolidated partnerships       (141)          (182)         (572)

Extraordinary item, net of
  minority interest              --              (141)         (141)
                              --------       --------      --------
Net income                    $  1,227       $  1,277      $  5,378
                              ========       ========      ========

Earnings per share of
 Beneficial Interest -- Basic:
   Income before Extra-
     ordinary Item            $   0.09       $   0.11      $   0.41
   Net Income                 $   0.09       $   0.10      $   0.40
                              ========       ========      ========

Earnings per share of
 Beneficial Interest -- Diluted:
   Income before Extra-
     ordinary Item            $   0.09       $   0.10      $   0.40
   Net Income                 $   0.09       $   0.09      $   0.39
                              ========       ========      ========

FUNDS FROM OPERATIONS

Net income                    $  1,227       $  1,277      $  5,378

PLUS:
----

Depreciation and
  amortization expense           1,650          1,234         5,176

LESS:
----

Minority interest share
 of depreciation and
 amortization expense              (92)           (80)         (315)

Extraordinary item,
 net of minority interest        --               141           141
                              --------       --------      --------
Funds from operations         $  2,785       $  2,572      $ 10,380
                              ========       ========      ========



                                                        MORE...

                 CONDENSED CONSOLIDATED BALANCE SHEETS
                              (Unaudited)
                        (Dollars in thousands)



                                             June 30,   December 31,
                                               1999         1998
                                             --------   ------------

Investment in Real Estate, at cost:          $223,400      $220,808
    Less:  Accumulated Depreciation           (14,326)      (11,399)
                                             --------      --------
                                              209,074       209,409
                                             --------      --------

Cash and Cash Equivalents                       2,654         3,731
Restricted Cash                                 3,708         2,657
Other Assets                                    6,882         6,793
                                             --------      --------
Total Assets                                 $222,318      $222,590
                                             ========      ========

Loans and Bonds Payable                      $150,822      $151,648
Other Liabilities                               7,814         6,359
Minority Interest                               2,216         2,149
Shareholders' Equity                           62,096        62,434
                                             --------      --------

Total Liabilities and
  Shareholders' Equity                       $222,318      $222,590
                                             ========      ========

                                              PORTFOLIO SUMMARY
                                                  30-Jun-99
                                                                             Scheduled Lease Expirations
                                                                            -----------------------------
                                                                   Occu-      7/1-
                                                       Square      pancy     12/31                  After
                                  Location             Footage       %        1999   2000    2001    2001
                                  --------             --------   ------     -----  -----    ----    ----
FLEX/INDUSTRIAL
Milwaukee Industrial Properties   Milwaukee, Wisconsin  235,800      94%       18%    20%     11%     45%
Elmhurst Metro Court              Elmhurst, Illinois    140,800      60%       15%     6%     30%      9%
Willowbrook Industrial Court      Willowbrook, Illinois  84,300      91%       12%    23%     15%     41%
Quantum Business Centre           Louisville, Kentucky  182,300      83%       12%    23%     18%     30%
Lexington Business Center         Lexington, Kentucky   308,800      54%        2%    16%     10%     26%
Newtown Business Center           Lexington, Kentucky    87,100      79%       33%     4%     18%     24%
6901 Riverport Drive              Louisville, Kentucky  322,100     100%        0%    45%      0%     55%
Avalon Ridge Business Park        Norcross, Georgia      57,400     100%        0%     0%      0%    100%
Tower Lane Business Park          Bensenville, Illinois  95,900      94%       23%    33%     15%     23%
Metric Plaza                      Winter Park, Florida   32,000     100%        0%     0%      0%    100%
Park Center                       Orlando, Florida       47,400      59%        0%     9%     25%     25%
University Corporate Center       Winter Park, Florida  127,800     100%       10%    49%     18%     23%
Johns Creek Office
  and Industrial Park             Duluth and Suwanee,
                                  Georgia               119,300     100%        0%     0%     50%     50%
                                                      ---------     ----      ----   ----    ----    ----
    Sub-Total                                         1,841,000      84%        9%    22%     15%     38%
                                                      ---------     ----      ----   ----    ----    ----

OFFICE

Colonial Penn Building            Tampa, Florida         79,200     100%        0%   100%      0%      0%
Commerce Center                   Sarasota, Florida      81,100     100%        0%     0%     11%     89%
Woodcrest Office Park             Tallahassee, Florida  264,900      88%        9%    27%     12%     40%
Midwest Office Center             Oakbrook Terrace,
                                    Illinois             77,000      97%       18%    32%     14%     33%
Phoenix Business Park             Atlanta, Georgia      110,600      54%       15%     2%     13%     24%
Butterfield Office Plaza          Oak Brook, Illinois   200,800      96%       10%    26%     16%     44%
Southlake Corporate Center        Morrow, Georgia        56,200      96%        0%     9%     42%     45%
University Square Business Center Huntsville, Alabama   184,700      87%       23%    15%     25%     24%
Technology Center                 Huntsville, Alabama    48,500     100%        0%    35%     65%      0%
Airways Plaza Office Center       Memphis, Tennessee     87,800      24%        0%    16%      4%      4%
Peachtree Pointe Office Park      Norcross, Georgia      71,700      98%       21%    16%     15%     46%
Avalon Center Office Park         Norcross, Georgia      53,300     100%        0%     0%      0%    100%
Sand Lake Tech Center             Orlando, Florida       84,100      74%        0%     0%      0%     74%
Technology Park                   Norcross, Georgia     145,700     100%       17%     9%     26%     48%
                                                      ---------     ----      ----   ----    ----    ----
            Sub-Total                                 1,545,600      86%       10%    21%     16%     39%
                                                      ---------     ----      ----   ----    ----    ----




                                                                             Scheduled Lease Expirations
                                                                            -----------------------------
                                                                   Occu-      7/1-
                                                       Square      pancy     12/31                  After
                                  Location             Footage       %        1999   2000    2001    2001
                                  --------             --------   ------     -----  -----    ----    ----
RETAIL

Northlake Tower Shopping Center   Atlanta, Georgia      321,600      98%        2%    17%      2%     77%
                                                      ---------     ----      ----   ----    ----    ----
              Total                                   3,708,200      86%        9%    21%     14%     42%
                                                      =========     ====      ====   ====    ====    ====



RESIDENTIAL
                                                       Residen-   Occu-
                                                        tial      pancy
                                                        Units       %
                                                       --------  -------

Country Creek Apartments          Oklahoma City,
                                    Oklahoma                320     100%
Willowpark Apartments             Lawton, Oklahoma          160      96%
Winchester Run Apartments         Oklahoma City,
                                    Oklahoma                192      98%
Woodrun Village Apartments        Yukon, Oklahoma           192      97%
                                                         ------     ----
                                  Total                     864      98%
                                                         ======     ====

     PORTFOLIO TOTAL                                                 88%
                                                                    ====
